Exhibit 99.1

Richmont Mines Enters into Definitive Agreement with Monarques Gold for Non-Core Québec Assets

TORONTO, Sept. 11, 2017 /CNW/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation") announces that it has entered into a definitive agreement with Monarques Gold Corporation (TSXV: MQR) ("Monarques"), pursuant to which Monarques will acquire Richmont's Quebec based assets (the "Quebec Assets") including the Beaufor Mine, the Camflo Mill and the Wasamac development project as well as all other mineral claims, mining leases and mining concessions located in the province of Quebec (the "Transaction").

"We are very pleased to announce this transaction with Monarques as it provides our Beaufor and Camflo teams with the optimal outcome. These assets will form an integral part of a Quebec-based company that is dedicated to maintaining ongoing operations and unlocking their longer-term potential.  We would like to thank our team for their dedicated efforts over the past number of years and we wish them all the best and we look forward to sharing in their future successes," stated Renaud Adams, President and CEO. He continued, "Richmont shareholders will also benefit from this transaction as our equity position and retained royalties provide exposure to the potential upside from a portfolio of assets located in the highly prospective Abitibi region."

Transaction Highlights
Concurrently with signing the definitive agreement for the Transaction, Richmont subscribed for approximately C$2 million of subscription receipts from Monarques at a price of $0.35 per subscription receipt. Each subscription receipt will be automatically exchanged for one common share (each, a "Subscription Share") of Monarques upon the closing of the Transaction.

In addition, upon closing of the Transaction, Monarques will issue additional common shares to Richmont such that Richmont will hold approximately 19.9% of the undiluted issued and outstanding common shares of Monarques, inclusive of the Subscription Shares.

Monarques will grant Richmont the following Net Smelter Return ("NSR") royalties:

•	1.0% NSR on the Beaufor Mine (once post-closing production reaches an aggregate of 100,000 ounces of gold)
•	1.0% NSR on Richmont's interest in the Camflo mineral claims
•	1.5% NSR on the Wasamac property (buyback provision of C$7.5 million for 0.5%)

Subject to regulatory approval, Monarques will assume responsibility for all environmental and other liabilities related to the Quebec Assets.

Richmont will enter into a lock-up agreement pursuant to which, subject to certain exceptions, it will not sell, assign, encumber or otherwise dispose of the Subscription Shares for a period of one year from the closing of the Transaction.

The Transaction is expected to close on or about September 30, 2017, and is subject to customary closing conditions.

Red Cloud Klondike Strike Inc. is acting as financial advisor and Fasken Martineau is acting as legal counsel to Richmont.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations, receipt of regulatory approvals and risks related to the conditions precedent of the Transaction could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/September2017/11/c3304.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 11-SEP-17